Exhibit 99.1

Results of the Stellantis 2025 Extraordinary General Meeting of Shareholders

AMSTERDAM, July 18, 2025 – Stellantis N.V. (“Stellantis”) announced today that shareholders approved the appointment of Antonio Filosa as a member of the Board of Directors and an executive director of Stellantis at the Extraordinary General Meeting (EGM).

Details of the resolution submitted to the EGM are available on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com